UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

IKANOS COMMUNCIATIONS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

45173E105
(CUSIP Number)

December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           Rule 13d-1(b)

           Rule 13d-1(c)

                              X Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 4517E105

1	NAME OF REPORTING PERSONS RIDGEWOOD IKANOS, LLC 90-0000708
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,563,117 (See Item 4)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,563,117 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,563,117 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 4517E105

1	NAME OF REPORTING PERSONS RIDGEWOOD VENTURE MANAGEMENT CORPORATION 22-3740307
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,563,117 (See Item 4)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,563,117
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,563,117 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	45173E105
1	NAME OF REPORTING PERSONS ROBERT E. SWANSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,563,117 (See Item 4)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,563,117 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,563,117 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	45173E105
1	NAME OF REPORTING PERSONS ROBERT L. GOLD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,563,117 (See Item 4)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,563,117 (Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,563,117 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	45173E105
1	NAME OF REPORTING PERSONS WARREN N. MAJEK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,563,117 (See Item 4)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,563,117 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,563,117 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%
12	TYPE OF REPORTING PERSON IN

Item 1(a).  Name of Issuer: Ikanos Communications, Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

47669 Fremont Boulevard
Fremont, California 94538

Item 2(a).  Name of Person Filing:

RIDGEWOOD IKANOS, LLC (RI)
RIDGEWOOD VENTURE MANAGEMENT CORPORATION (RVMC)
ROBERT E. SWANSON (RES)
ROBERT L. GOLD (RLG)
WARREN N. MAJEK (WNM)

RVMC is the Manager of RI. RES, RLG and WNM are officers of RVMC designated with Voting Authority of RI’s shares of Issuer.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

947 Linwood Avenue
Ridgewood, New jersey 07450

Item 2(c).  Citizenship:

RES, RLG and WNM are citizens of U.S.A.
RI and RVMC are a Delaware limited liability company and a corporation, respectively.

Item 2(d).  Title of Class of Securities: Common

Item 2(e).  CUSIP Number: 45173E105

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable

(a)	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: RI owns 1,563,117 shares of Ikanos  Communications, Inc and RVMC, RES, RLG and WNM may be deemed  to beneficially own 1,563,117 shares of Ikanos Communications, Inc. as of  December 31, 2005.

(b) Percent of class:

(c) Number of shares as to which such person has:

RI:       6.6%
RVMC:           6.6%
RES:                6.6%
RLG:                6.6%
WNM:            6.6%
(i) Sole power to vote or to direct the vote

N/A

(ii) Shared power to vote or to direct the vote

RI:                       1,563,117 shares
RVMC:               1,563,117 shares
RES:                    1,563,117 shares
RLG:                    1,563,117 shares
WNM:                1,563,117 shares

(iii) Sole power to dispose or to direct the disposition of

N/A

(iv) Shared power to dispose or to direct the disposition of

RI:                       1,563,117 shares
RVMC:               1,563,117 shares
RES:                    1,563,117 shares
RLG:                    1,563,117 shares
WNM:                1,563,117 shares

Each of RMVC, RES, RLG and WNM disclaim beneficial ownership of any shares of common stock of Ikanos Communications, Inc.

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.  Identification and Classification of Members of the Group.

Not Applicable

Item 9.  Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006

RIDGEWOOD IKANOS, LLC, a Delaware limited liability company

By: RIDGEWOOD VENTURE MANAGEMENT CORPORATION, Its Manager

By: __/s/ ROBERT L. GOLD
Robert L. Gold, President

RIDGEWOOD VENTURE MANAGEMENT CORPORATION, a Delaware corporation

By: /s/ ROBERT L. GOLD___________
Robert. L Gold, President

/s/ ROBERT E. SWANSON___________
Robert E. Swanson

/s/ ROBERT L. GOLD________________
Robert L. Gold

/s/ WARREN N. MAJEK______________
Warren N. Majek

End of Filing